Legal Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn E. Augur
Senior Counsel
Phone: 860-466-1111
Carolyn,Augur@LFG.com

VIA Email & EDGAR

February 2, 2021

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re:            Lincoln New York Account N for Variable Annuities
Post-Effective Amendment No. 28
File Nos.: 333-181616

Dear Mr. Zapata:

This letter is in response to your comments received on January 8, 2021, with respect to the above referenced filing.

1.	Comment: Cover Page – Consider deleting that information on the cover page that is not required in order to streamline disclosure.

Response:  After careful consideration, we have declined to remove language from the cover page.

2.	Comment: Consider changing the word “contracts” to “share classes” throughout in order to provide clarity.

Response: The disclosure has been changed accordingly.

3.	Comment: Page 6 – “Important Information You Should Consider” Table
a.	Consider creating hyperlinks for the cross-references listed in the table.
b.
Consider deleting, as it is not required, the first sentence of the second paragraph which reads, “Surrender charges do not apply to certain types of withdrawals such as withdrawals that do not exceed the free amount that may be withdraw during a Contract Year.”

c.	Confirm that the base contract amounts include administrative fees.
d.	Confirm that the minimum and maximum charges are for the actual benefit and not bundled fees.
e.	Confirm that only current benefits are offered in the Initial Summary Prospectus chart, as opposed to this chart, which will have both discontinued and currently offered benefits.
f.	The expenses on the “Lowest and Highest Annual Cost” table appear to be 10-year expenses, when they should be annual costs with ten-year assumptions.
g.	Confirm that the maximum platform charge or fund facilitation fee, if any, is included.

Response:
a.	We will include hyperlinks as required by regulation.
b.	This sentence has been deleted.
c.	The base contract expenses include the administrative fee.
d.	The minimum and maximum fees are for the benefit only. They are not bundled fees.
e.	The ISP will list only currently offered benefits.
f.	These expenses will be updated prior to the next filing.
g.	None of the funds offered have platform charges or fund facilitation fees.

4.	Comment: On page 9, in the section titled “Accessing your money” remove extraneous “the”.

Response:  This correction has been made.

5.	Comment: Page 10 – Expense Tables
a.	The “Expense Tables” section should have synchronicity with the other tables appearing earlier in the prospectus.
b.	In the narrative in the middle of the page, “periodically” should be replaced with “each year” or “annually”. To the extent fees and expenses are not calculated periodically, correct them.
c.
Each table should reference its own base contract or should otherwise be constructed so that base contracts are separated within tables. One Base Contract should be chosen, and others listed as Optional Benefits.

d.	“Base Contract” should be removed from the end of first bullet and the shaded header.
e.	Remove “Protected Lifetime Income Fees” from the last sub-heading in Table A.
f.	Confirm that the fees on Table B are not “all-in” fees, but fees for each benefit.
g.
Consider eliminating the tables if it would provide more clarity.  Annual fund expenses should be shown in each table if tables are continued to be used and the fund expenses should be updated to those most current numbers.

Response:  All of the changes requested under this comment have been made. In addition, Tables B, C, and D have been eliminated.

6.	Comment: Pages 14-15 – Annual Fund Expenses
a.	Move the footnote to the introductory line of the table.
b.
Delete the following language: “adjusted to reflect anticipated changes in fees and expenses, or, of new funds, are based on estimates for the current fiscal year.  You can find the fund prospectus and other information about the funds online at www.LincolnFinancial.com.  You can also obtain this information at no cost by calling 1-888-868-2683 or by sending an email request to CustServSupportTeam@lfg.com.”

c.	Delete the second footnote.
d.
Delete the paragraph after the footnote that reads, “Certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase (“redemption fees”). As of the date of this prospectus, none have done so. See The Contracts - Market Timing for a discussion of redemption fees. For information concerning compensation paid for the sale of the contracts, see Distribution of the Contracts.”

Response: All of the changes requested under this comment have been made.

7.	Comment: On page 15, explain supplementally why the two examples regarding surrender of the contract were selected. Consider removing one example, as only one is required.

Response: Two examples were included because the fees are taken differently between those two riders. Lincoln Lifetime IncomeSM Advantage 2.0 is a quarterly fee version, where the fee is taken out of the account quarterly.  I4LIFE® Advantage takes the fee daily, as part of the mortality and expense fee.

8.	Comment: On page 20, confirm that charges listed in the “Deductions from the VAA” section are all current contract charges.

Response:  The charges listed in this section are all current contract charges.

9.	Comment: On page 22, move the section titled “Protected Lifetime Income Fee” to the Optional Benefits section.

Response: This section was re-located to the Living Benefit Riders section.

10.	Comment: Page 33, “Benefits Available Under the Contract” Table
a.	Confirm that the maximum fees described here are specific benefit fees and not the total contract charge.
b.	Clarify in the fourth column, first line, that the default benefit should be included in an optional benefits table or remove it and put it in with optional benefits.

Response:
a.	The maximum fees listed in this chart are the specific benefit fees, not the contract charge.
b.	The “default death benefit” terminology has been removed. The Account Value Death Benefit line item has been moved to the Standard Benefits section of this table.

Comments on the ISP – Carry through all comments on the statutory prospectus

1.	Comment: Cover Page
a.	Consider deleting that information on the cover page that is not required in order to streamline disclosure.
b.	Consider changing the word “contracts” to “share classes” in order to provide clarity.
c.	The www address must link to a specific landing page and not the general page. This is a requirement throughout.
d.
The language that begins, “YOU MAY CANCEL YOUR CONTRACT WITHIN THE FREE LOOK PERIOD WITHOUT PAYING FEES OR PENALITES” must have a specified time period. The language “In some states, this “free look” or cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total Contract Value.”  This language should confirm the remedy.

e.	Confirm the length of the Initial Summary Prospectus, as it seems long to the Staff.

Response:
a.	After careful consideration, we have declined to remove language from the cover page.
b.	This disclosure has been changed throughout.
c.	We are aware of this requirement. We are currently working with our vendor and with other departments within Lincoln to create the landing page.
d.	This language has been replaced with the appropriate state of New York requirements.
e.	The pdf version of the ISP is 29 pages long.

2.	Comment: Page 4 – “Important Information You Should Consider” Table
a.	Make certain the Fee Table refers to a rate sheet if indeed the rates can be changed via rate sheet, as opposed to listing a range in the fee table.
b.	Please remove Footnote 2, as the fees will be for benefits offered only, and not all-in charges
c.	The ISP should show currently offered benefits only, and not discontinued options.

Response:
a.	The Fee Table includes a footnote to indicate that current rider charges are disclosed on a rate sheet.
b.	This footnote has been replaced.
c.	The ISP discusses only currently offered benefits.

3.	Comment: On Page 8, in the “Benefits Available Under the Contract” Table, please clarify what the default death benefit is.

Response: The “default death benefit” terminology has been removed. The Account Value Death Benefit line item has been moved to the Standard Benefits section of this table.

4.	Comment: Page 12 – Annual Fund Expenses - Consider moving this table to a position after the Expense Tables.

Response: This section has been re-located to a position following the Expense Tables.

5.	Comment: Page 13 – Expense Tables
a.	Table A – Annual Contract Expenses for a Contract that has not Elected i4LifeSM Advantage – remove “Base Contract” from heading and throughout Table.
b.	Confirm that the Account Value Death Benefit is the base contract.
c.	Explain how the rate sheet will work with the Table and remove the language, “The current fees for certain Living Benefit Riders is disclosed in a Rate Sheet supplement. …” after the asterisk.
d.	Table B - Explain how rate sheet will work with Table B and make necessary adjustments.

Response:
a.	This change has been made.
b.	Account Value Death Benefit is the base contract.
c.
The current charge for each rider listed on the Expense Table is disclosed in a rate sheet supplement. The guaranteed maximum charge for each rider is disclosed on the Expense Table. The footnote indicates that the current rider fee is disclosed on the rate sheet.

d.	Table B has been eliminated.

Please call me at 860-466-1111 with any questions or additional comments.
Sincerely,

/s/ Carolyn Augur
Carolyn Augur